Keystone Automotive Industries, Inc.

February 16, 2006

Securities & Exchange Commission

450 5th Street N.W.

Washington, DC 20549

Attn: Linda Cvrkel, Branch Chief

Re:	Keystone Automotive Industries, Inc. – Comment Letter dated January 6, 2006
Form 10K for the year ended April 1, 2005
Forms 10-Q for the periods ended July 1, 2005 and September 30, 2005
Commission file #: 000-28568

Dear Ms. Cvrkel:

Following are our responses to your comment letter dated January 6, 2006.

Question:

1. We note from your disclosure on page 8 that you have completed the installation of your enterprise-wide management information system and that it was an extremely costly and time-consuming process. In this regard, supplementally tell us, and disclose in the notes to the financial statements in future filings, how you have accounted for the costs incurred to develop the software and how you have followed the guidance in SOP 98-1.

Response:

a. Internal and external costs incurred during the preliminary project stage were charged to expense as incurred under the requirements of SOP 98-1, which included conceptual formulation of and evaluation of alternatives, determination of existence of needed technology, and final selection of alternatives;

b. External costs (primarily fees paid to third parties for services provided to develop the software during the application development stage and costs incurred to obtain computer software from third parties) incurred during the application development stage were capitalized under the requirements of SOP 98-1. The Internal costs incurred during the application development stage were related to primarily to training costs, purging or cleansing of existing data. Additionally, internal costs were incurred for re-engineering activities and development of certain software configuration and software interfaces, However, we considered Emerging Issues Task Force Issue No. 97-13, Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project That Combines Business Process Re-engineering and Information Technology Transformation, which requires that the costs of re-engineering activities be expensed as incurred.

ADMINISTRATIVE HEADQUARTERS: 700 EAST BONITA AVENUE • (909) 624-8041 • FAX (909) 624-9136 • POMONA, CA 91767

Branches in Principal Cities

We will add a paragraph to Note 1. Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements in our Form 10-K to be filed for the year ending March 31, 2006, disclosing how we have accounted for the costs incurred to develop software.

Question:

2. We note that you have recorded a $1.2 million adjustment in the fourth quarter of 2005 due to the fact that you had not been recording rent expense on various operating leases in accordance with SFAS No. 13. Please tell us why you believe it is appropriate to record the entire $1.2 million adjustment in the fourth quarter of fiscal 2005 when you state that $.9 million relates to fiscal years prior to 2005 and $.3 million relates to fiscal year 2005. If you believe that the amount would not be material to any prior period, including each of the four quarters during 2005, please revise your disclosure to specifically state your conclusion on materiality.

Additionally, we do not believe that your disclosure of the correction of your accounting for leases is presented with appropriate prominence. Please revise to include a disclosure in Note 1 to address this correction and describe your current accounting policies and procedures for accounting for leases. Also, revise your MD&A section to include the following:

•	Material lease agreements or arrangements.

•	The essential provisions of material leases, including the original term, renewal periods, reasonably assured rent escalations, rent holidays, contingent rent, rent concessions, leasehold improvement incentives, and unusual provisions or conditions.

•	The accounting policies for leases, including the treatment of each of the above components of lease agreements.

•	The basis on which contingent rental payments are determined with specificity not generality.

•	The amortization period of material leasehold improvements made either at the inception of the lease or during the lease term, and how the amortization period relates to the initial lease term.

See February 7, 2005 letter from SEC Chief Accountant Don Nicholaisen to Robert J. Keuppers, Chairman of the AICPA Center for Public Company Audit Firms.

Response:

Notwithstanding your question, Note 2 to Note 13 to the Notes to Consolidated Financial Statements for our year ended April 1, 2005 reflects that of the $1.2 million lease accounting adjustment, $0.9 million was reported as a restatement of the results of operations for the first quarter of fiscal year 2005 while the balance of $0.3 million was recorded in the fourth quarter of fiscal year 2005. The lease accounting adjustment was the result of management’s review of SFAS No. 13 and the February 7, 2005 SEC letter. The Company had been recording actual rent expense for each year of a lease rather than recording straight-line lease expense over the term of a lease when a lease contains a fixed rent escalation clause. The aggregate amount of the adjustment ($1.2 million) reflects management’s determination of the impact of changing to straight-line expensing.

Based on management’s evaluation, $0.9 million is the effect of all leases that should have had more expense in prior years. Management considered the impact of this $0.9 million adjustment in accordance with SAB 99, it was determined that the $0.9 million was inconsequential to fiscal years prior to 2005 due to the fact that the amount was at 1.1%, 1.3%, 0.9% of pre-tax income for the fiscal years ended March 28, 2003, March 26, 2004, and April 1, 2005, respectively and less than 2.1% of the total liabilities as of March 26, 2004. We restated the first quarter of fiscal 2005 within the financial statements included in Form 10-K to properly reflect the adjustment to the prior year.

We will add a paragraph to Note 1, Summary of Significant Accounting Policies addressing the lease accounting restatement during fiscal year 2005 in our next Form 10-K. The restatement is given appropriate prominence in our Form 10-Q for the quarter ended December 30, 2005 (the “Form 10-Q”) on file with the Securities and Exchange Commission (“SEC”) as Note 9 to the Notes to Condensed Consolidated Financial Statements.

With respect to our leases, we have disclosed in the MD&A in our Form 10-Q that we have over 200 leases and no lease is material to the operations of the Company. Management has determined that only in rare instances do any of our leases involve rent holidays, contingent rent, rent concessions or leasehold improvement incentives. Management believes that its accounting policies for these types of provisions meet the requirements of SFAS No. 13 and the February 7, 2005 SEC letter. Any deviations would be immaterial to the Company’s financial results. As to accounting for leasehold improvements, which aggregated $3,107,968 net of amortization at December 30, 2005, substantially all leasehold improvements are amortized over the initial lease term in accordance with SFAS No. 13 and the February 7, 2005 SEC letter. Any deviations from this treatment would be immaterial to the Company’s financial results.

Question:

3. We note that you consider the accounting for your medical, workers’ compensation and vehicle insurance programs to be a critical accounting estimate as you self-insure losses up to a large deductible limit and maintain reserves for incurred, but not reported, losses. In future filings, please include a disclosure in the notes to your financial statements discussing the nature of the programs that you self-insure and your accounting policies for these insurance programs. Also, expand Schedule II (Valuation and Qualifying Accounts) to include the changes in the reserves related to your self-insurance deductibles.

Response:

We will add a paragraph to Note 1. Summary of Significant Accounting policies in our next Form 10-K disclosing the nature of our insurance programs and our accounting policies related to these programs. Schedule II (Valuation and Qualifying Accounts) will be expanded to include the changes in reserves to our self-insurance deductibles.

Question:

4. We note from your statements of stockholders’ equity that during fiscal year 2005 that you had a significant amount of other comprehensive income related to foreign exchange rates. In future filings, please revise your disclosure in Item 7A to provide quantitative information about all your foreign currency exchange rate risk, including transactions with Canada and Mexico, as applicable, using one of the three alternatives set forth in Item 305 of Regulation S-K.

Response:

The $564,000 of foreign currency exchange reflected in fiscal year 2005 set forth in the Consolidated Statements of Shareholders’ Equity in the Form 10-K for the year ended April 1, 2005 reflects the change in the value of our investment in our Canadian operations as a result of changes in the exchange rate between U.S. and Canadian dollars. During fiscal year 2005, the Canadian dollar appreciated against the U.S. dollar resulting in the increase in the value of our investment.

Because the amount of the Company’s investment in its Canadian operations is not material to the total assets of the Company changes in the value resulting from exchange rate changes will not be material. Consequently, management does not believe that a quantitative disclosure in Item 7A to Form 10-K or Item 3 to the Form 10-Q would provide meaningful information.

Question:

5. Please explain to us and include in future filings, the components of the amounts included in “other income” for the years ended April 1, 2005, March 26, 2004 and March 28, 2003.

Response:

Other income includes prompt pay discounts offered by certain vendors for payment on shipment, revenue generated by sales of scrap aluminum a byproduct of the Company’s wheel recycling business, finance fee income from past due accounts receivable and gains and losses from sales of assets, typically vehicles. Disclosure with respect to “Other Income” has been added to the MD-A section of our Form 10-Q.

Question:

6. We note from page 4 of the Business section that you offer a warranty program in which you generally warrant your products against defects in material and workmanship. Please tell us if this warranty program is given to all customers or if it has to be separately purchased by the customer, and whether you have established a warranty accrual. Additionally, in future filings please add a disclosure to Note 1 describing the nature of your warranty program and your accounting policy for warranties.

Response:

The Company offers a limited lifetime warranty on all of the products it sells. This warranty is not sold to the customer (the repair shop) but is given to the owner of the vehicle being repaired with Company products. The warranty lasts as long as the owner of the vehicle at the time of repair remains the owner. The majority of the Company’s products are cosmetic in nature with the result that returns are rare. Consequently, no accruals are made. Disclosure with respect to the warranty program was added to the MD&A section of our Form 10-Q under “General.” Because warranty claims are not material, it would not be meaningful to add a disclosure to Note 1 of the Form 10-K.

Question:

7. We note your disclosure that in October 2005 you acquired substantially all the assets of Veng USA, LLC, an entity whose revenues were $37.1 million for the 12 months ended August 31, 2005. In this regard, you were required to file a Form 8-K that included information required by Item 2.01 of Form 8-K within four business days after occurrence of the acquisition unless the information required by For 8-K was previously reported. Based on the significance of the acquisition, please ensure that you file audited financial statements of the business acquired and related pro forma financial information on Form 8-K not later than 71 calendar days after the date that the initial report on Form 8-K was required to be filed. See Items 2.01 and 9.01 of Form 8-K.

Response:

In October 2005, the Company acquired the business of Veng USA, LLC (“Veng”). In determining whether a Form 8-K filing was required in connection with the transaction, the Company looked to Item 2.01 of Form 8-K and in particular Instruction 4. It was the conclusion of the Company that no Form 8-K filing was required because Instruction 4 (ii) was applicable, because the transaction was the acquisition of a business. In determining that the transaction was an acquisition of a business, Rule 11-01(d) of Regulation S-X was applied. All of the attributes set forth in Rule 11-01 (d)(2) remain with the component after the transaction and the nature of the revenue-producing activity of the component remains generally the same after the transaction.

Having determined that the Company acquired a “business” for purposes of Instruction 4 (ii), then the question is whether or not it is significant under Rule 11-01(b) of Regulation S-X, which requires an analysis of Rule 1-02(w) of Regulation S-X. The test for significant subsidiary, inserting 20% for the 10% in Rule 1-02(w), is as follows:

(1)	the investment exceeds 20% of the Company’s total consolidated assets;

(2)	the total assets of the subsidiary exceeds 20% of the total consolidated assets of the Company; or

(3)	the income from continuing operations before income taxes, extraordinary items and cumulative effective of a change in accounting principle of the subsidiary exceeds 20% of such income of the Company on a consolidated basis.

At April 1, 2005, the Company’s total consolidated assets were $234.6 million and its consolidated income before income taxes for the fiscal year ended April 1, 2005 was $23.6 million. At December 31, 2004, Veng’s total consolidated assets were $8.9 million and its income before income taxes was $0.4 million for the fiscal year ended December 31, 2004. The Company’s investment in Veng was $36.4 million.

Keystone investment Keystone assets	=	$36.4	=	15.5%

		$234.6

Veng assets Keystone assets	=	$8.9	=	3.8%

		$234.6

Veng pre-tax income Keystone pre-tax income	=	$0.4	=	1.7%

		$23.6

Since each of the tests set forth above are less than 20%, the acquisition of Veng was not significant.

Since the acquisition of Veng was not required to be described in answer to Item 2.01 of Form 8-K, no financial statements, pro forma financial information or exhibits are required pursuant to Item 9.01 of Form 8-K.

In connection with our responses above, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Sincerely,

/s/ James T. Tuttle James T. Tuttle
Vice President - Finance

JTT:ns